September 14, 2009

Mail Stop 3561

Ed DeStefano
President
Reshoot Production Company
2749 Kingclaven Drive
Henderson, NV 89044

RE: Reshoot Production Company
File No. 000-53049
Form 8-K: Filed August 10, 2009

Dear Mr. DeStefano:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Patrick Kuhn
Staff Accountant